Exhibit 99.1

2017-03-31

PRESS RELEASE

Oasmia successfully completes private placements of new convertibles in the total amount of SEK 42 million with conversion rate of SEK 5.95

Uppsala, Sweden March 31, 2017 – Oasmia Pharmaceutical AB (publ) (“Oasmia” or the “Company”) hereby announces that the Company has completed a private placement of a convertible loan in the amount SEK 42,000,193 and placed with a limited group of investors (the “Private Placement”).

The Private Placement, which was announced on 30 March 2017, has enabled Oasmia to place 42 new convertible instruments with a limited group of investors at a nominal value of SEK 1,000,004.60 per convertible instrument through an accelerated book building procedure.

The Company intends to use the proceeds from the Private Placement to strengthen its working capital as well as finance its continuing operations. The Board of Directors has determined, given the phase the Company is currently in, that this financing will give it time to finalize certain ongoing activities which the Board of Directors anticipates will be the basis to fulfil the Company’s long term commercial strategy.

In order to enable the Private Placement, the Board of Directors of Oasmia has, by virtue of the authorisation granted by the Annual General Meeting held on 26 September 2016 and after an evaluation of the interest for the placement by asking a limited group of investors, resolved on a directed issue of a new convertible loan in the amount of SEK 42,000,193. The convertible instruments have been subscribed to 100 per cent of the nominal amount and the convertible loan is free of interest. The conversion rate is based on the closing price of Oasmia’s shares on Nasdaq Stockholm on 30 March 2017 and will amount to SEK 5.95. The loan matures on 25 April 2017 if not converted to shares, called for by either the convertible holder or the company, or repaid earlier.

The terms of the convertible instruments are based on the accelerated book building procedure and the Board of Directors has thereby ensured that the terms of the convertible instruments corresponds to fair market standards. The reason for deviating from the shareholders’ pre-emption rights by conducting a private placement is, in the opinion of the Board of Directors, that it is possible to issue the convertibles in more favourable conditions for the Company, in shorter time and to lower costs if these are directed to and placed with a limited group of investors rather than current shareholders.

If the convertible loan is fully converted into shares, the number of shares in Oasmia increases by 7,058,856 from 119,039,310 to 126,098,166 and the share capital increases by SEK 705,886 from SEK 11,903,931 to SEK 12,609,817. In the event of a full conversion into shares, the dilution effect will amount to approximately 5.6 per cent.

For more information, please contact:

Julian Aleksov, Acting Executive Chairman

Tel : +4618 – 50 54 40

E-mail: julian.aleksov@oasmia.com

About Oasmia Pharmaceutical AB

Oasmia Pharmaceutical AB develops, manufactures, markets and sells new generations of drugs in the field of human and veterinary oncology. The company’s product development aims to create and manufacture novel nanoparticle formulations and drug-delivery systems based on well-established cytostatics which, in comparison with current alternatives, show improved properties, reduced side-effects, and expanded applications. The company’s product development is based on its proprietary in-house research and company patents. Oasmia is listed on NASDAQ Capital Markets (OASM.US), Frankfurt Stock Exchange (OMAX.GR, ISIN SE0000722365) and NASDAQ Stockholm (OASM.ST).

Important Information

Issuance, publication or distribution of this press release in could in certain jurisdictions be unlawful. The recipient of this press release is responsible for using this press release and the constituent information in accordance with the rules and regulations prevailing in the particular jurisdiction. This press release does not constitute an offer or an offering to acquire or subscribe for any Oasmia Pharmaceutical AB (publ) securities in any jurisdiction, neither from Oasmia Pharmaceutical AB (publ) nor anyone else. Any securities referred to in this communication may not be offered or sold in any jurisdiction absent registration under applicable securities laws or an exemption from registration.

Information is also available at www.oasmia.com www.nasdaqomxnordic.com www.boerse-frankfurt.de twitter.com/oasmia

This information is such that Oasmia Pharmaceutical AB (publ) is obliged to disclose under the EU Market Abuse Regulation (MAR). The information was submitted for publication, through the agency of the contact person set out above, at 08.55 CET on 31 March 2017.